

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

John L. Villano
Chief Executive Officer
Sachem Capital Corp.
698 Main Street
Branford, CT 06405

      Re: Sachem Capital Corp.
          Registration Statement on Form S-3
          Filed February 18, 2022
          File No. 333-262859

Dear Mr. Villano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Joel J. Goldschmidt, Esq.